Welcome to Plots Video Transcript

Your phone knows everything except for one thing,
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Where do you go to meet people?
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Plots makes it easy to discover local live experiences and see where others around you are going.
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Message to meet up at events, or chat with missed connections afterwards.
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Friends get notified when you arrive at an event.
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After all, events are about creating new authentic connections.
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Welcome to Plots. The in-person social network.